GENCO RESOURCES LTD.

Management Discussion and Analysis

For the Period Ended March 31, 2006

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2006

May 26, 2006

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005 and interim consolidated financial statements for the period ended March 31, 2006 which are available on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP).  All dollar amounts are expressed in Canadian dollars unless specifically stated otherwise.

This MD&A contains historical information and statements that are forward-looking within the meaning of the Private Securities and Litigation Reform Act of 1995 or are based on an assumed course of action and economic conditions.  Forward-looking statements are subject to risks and uncertainties and actual future outcomes may differ materially from events and results discussed in this MD&A due to risks and uncertainties described herein or unforeseen events.  Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

In 2004 the Company changed its year end from July 31 to December 31.  As a result of the change the Company reported a five month transition year (“TY”) covering the period August 1, 2004 to December 31, 2004.

Background

The Company’s primary activities are the operation of two producing silver mines. It is continually seeking to make acquisitions of producing mines and advanced stage mineral projects.

The Company’s core assets are the producing La Guitarra Mine and adjacent San Rafael Mine, both located in the Temascaltepec Mining District of Mexico.  Through its wholly owned subsidiary, Rule Nevada Inc., the Company also owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims.  The Company also maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property.  At this time the Company has no plans to develop the Oest Claims or Transvaal Property, but will maintain all claims in good standing for future exploration or disposition.

La Guitarra Mine and Temascaltepec Mining District, Mexico

In August 2003 the Company completed the acquisition from Luismin S.A. de C.V. (“Luismin”) of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”), a Mexican company which owns and operates a producing silver/gold mine located in central Mexico, and all of its assets, including the rights to exploit the entire Temascaltepec Mining District.  The purchase price was US$5,000,000 with an initial payment of US$1,000,000 of Common Shares of the Company made on closing and payments of US$500,000 payable on the first through eighth anniversaries of closing.  All payments are payable in cash or Common Shares of the Company in its sole discretion.  To date the Company has issued 2,170,742 Common Shares and paid US$500,000 in cash to satisfy the initial payment and first two annual payments to Luismin.

Prior to purchasing La Guitarra, the Company retained Watts, Griffis and McQuat to prepare an independent technical report on the mine and mineral concessions as required by National Instrument 43-101 Standards of Disclosure for Mineral Properties.  The report dated February 25, 2003 was prepared by Valasquez Spring, P Eng., a qualified person for NI 43-101 reporting purposes, and the findings were as follows:

Classification	Tonnes	Silver (gpt)	Gold (gpt)	Silver (oz)	Silver Eq. (oz)
Proven reserve	35,500	303	2.65	345,829	527,304
Probable reserve	60,100	391	2.97	755,513	1,099,841
Inferred resource	2,300,000	484	2.00	35,790,184	44,663,784

The reserve/resource calculation was estimated using blended US$57/tonne cut off grade, a -10% grade correction for gold and -16% for silver, a 10% dilution factor at a grade of 90 grams per tonne (gpt) silver and 0.6 gpt gold, a tonnage factor of 2.7 tonnes per cubic meter of rock, a silver price of US$4.50 per troy ounce and a gold price of US$310 per troy ounce.

Accomplishments

Since purchasing La Guitarra, the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine.  During the three month period ended March 31, 2006, capital investments at La Guitarra focused on expanding infrastructure at the San Rafael and La Guitarra Mines for increased future production and collecting geological information to assist in planning district exploration.  Work during the period included construction of 1,032 meters of ramps, cross cuts and drifts, 1,491 meters of surface diamond drilling, 1,021 meters of underground diamond drilling, expansion of the waste rock dump and surface mapping of La Guitarra Vein.

Future plans for fiscal 2006 include La Guitarra Mill upgrades, expanding production at the San Rafael and La Guitarra Mines, over 2,000 meters of additional underground development, an additional 2,000 meters of diamond drilling from surface, an additional 3,500 meters of underground diamond drilling and approximately 370 meters of new ventilation raises.

Underground exploration and development to test the feasibility of opening the Nazareno Mine (approximately four kilometers northwest of La Guitarra) continues with 126 meters of underground drifts and crosscuts completed during the period.  An additional 375 meters of drifts and crosscuts and up to 2,000 meters of drilling are planned for the Nazareno Area in 2006.

Underground exploration and sampling to test the feasibility of opening Mina de Agua (approximately five kilometers southeast of La Guitarra) and testing of large vein outcrops to assess surface mining potential are ongoing.

Overall Performance

During the period the Company recorded higher average selling prices and higher production and mill utilization levels at La Guitarra.  Despite the increased production levels at La Guitarra, actual silver equivalent ounces produced were slightly lower than in the same period of 2005 due to a lower gold/silver equivalency ratio and unusually high gold grades during the period ended March 31, 2005.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	3 Months Ended	3 Months Ended
	March 31, 2006	March 31, 2005	2005
Tonnes milled	12,499	10,596	45,924
Silver equivalent ounces	227,402	230,615	919,510
Silver ounces	142,790	93,516	438,232
Gold ounces	1,480	2,238	8,047
Silver equivalent grade (gpt)	566	764	658
Average realized silver price US$	9.69	6.98	7.36
Average realized gold price US$	554.21	427.85	440.19
Gold$/Silver$ equivalency factor	57.17	61.28	59.81

Production Costs

During the period La Guitarra reported a cash operating cost of US$4.43 (March 31, 2005 - US$4.02), total cash cost of US$4.76 (March 31, 2005 - US$4.29) and total production costs of US$5.41 (March 31, 2005 - US$4.57) per silver equivalent ounce produced.  Increased costs reflect higher costs for consumables and lower average grades compared to the quarter ended March 31, 2005.

Selected Annual Information

	December 31,	December 31,	July 31,
	2005	2004 *	2004 *
	$	$	$
Total revenue	7,187,026	1,920,198	3,723,638
Operating profit	2,582,409	489,152	370,023
General & Administration	(1,363,629)	(672,308)	(1,068,742)
Gain (loss) before other items	1,218,780	(183,156)	(698,719)
Other income (expense)	(499,702)	(209,876)	(273,217)
Net Income (loss)	719,078	(393,032)	(971,936)
Net Income (loss) per-share	0.03	(0.02)	(0.05)
Net Income (loss) per-share fully diluted	0.03	(0.02)	(0.05)

Total Assets	14,905,482	11,534,416	10,970,848
Total long term liabilities	2,636,481	3,146,610	4,066,642

* Restated April 17, 2006

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-based Payments, which has been applied prospectively.  All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes Model to estimate the fair value at the date of grant.  The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the three month period ended March 31, 2006 the Company recorded a stock-based compensation expense of $427,675 (March 31, 2005 - $5,270).

For the period ended March 31, 2006 the Company recorded revenues of $2,325,476 (March 31, 2005 - $1,828,993), cost of sales of $1,457,445 (March 31, 2005 - $1,106,284) and gross income from operations of $868,031 (March 31, 2005 - $722,709).  The Company posted net income of $32,797 (March 31, 2005 - $331,556) and net income per share of $0.00 (March 31, 2005 - $0.02).  Net income for the quarter ended March 31, 2006 was lower than the same period in 2005, due to the recognition of a $427,675 (March 31, 2005- $5,270) stock compensation expense.

During the period ended March 31, 2006 cash flows used in investing activities were $484,678 (March 31, 2005 - $490,820) with the funds coming from operating profits at La Guitarra. These funds were primarily used for exploration and development work at La Guitarra.

Total assets totaled $16,615,446 at March 31, 2006, an increase of $1,709,964 during the period. The asset growth reflects the ongoing development at La Guitarra and the proceeds received from the issuance of shares during the period.  During the period current assets increased $1,365,195 to $3,764,934 (December 31, 2005 - $2,399,739) and net working capital increased to $2,425,947 (December 31, 2005 - $968,827). Current liabilities decreased $91,925 over the period to stand at $1,338,987 on March 31, 2006, while long term liabilities increased $42,177 to $2,800,860.

Summary of Quarterly Results

The following table summarizes selected financial information for the Company for the last eight completed fiscal quarters.

	March 31,	December 31,	September 30,	June 30,
	2006	2005	2005*	2005*
	$	$	$	$
Total revenue	2,325,476	1,354,722	1,957,094	2,046,217
Operating profit	868,031	537,120	500,169	822,411
General & Administration	(394,409)	(16,500)	(357,712)	(613,450)
Gain (loss) before other items	473,622	520,620	142,457	208,961
Other items	(440,825)	(576,137)	102,007	(10,386)
Net gain (loss)	32,797	(55,517)	244,464	198,575
Net gain (loss) per-share	0.00	(0.00)	0.01	0.01
Net gain (loss) per-share fully diluted	0.00	(0.00)	0.01	0.01

Total Assets	16,615,446	14,905,482	14,837,906	14,887,371
Total long term liabilities	2,800,860	2,636,481	2,572,459	3,305,667

*Restated

Summary of Quarterly Results (continued)

	March 31,	December 31,	October 31,	July 31,
	2005*	2004* **	2004*	2004*
	$	$	$	$
Total revenue	1,828,993	661,975	1,258,223	536,928
Operating profit	722,709	223,173	265,979	(259,006)
General & Administration	(375,967)	(681,998)	9,690	(425,901)
Gain (loss) before other items	346,742	(458,825)	275,669	(684,907)
Other items	(15,186)	(141,837)	(68,039)	(407,253)
Net gain (loss)	331,556	(600,662)	207,630	(1,092,160)
Net gain (loss) per-share	0.02	(0.03)	0.01	(0.06)
Net gain (loss) per-share fully diluted	0.02	(0.03)	0.01	(0.06)

Total Assets	14,716,923	11,534,416	11,067,292	10,970,848
Total long term liabilities	3,211,057	3,146,610	3,111,741	4,066,642

*Restated

**Transitional two month period required to change the financial year end to December 31.

Revenues are from operations at La Guitarra. Revenue is recognized net of refining and treatment charges.  Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian dollar, the selling currency, the American dollar, and the Mexican peso.  See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements.

Operating profit is equal to the total revenues less the direct mine operating expenses.  General and administration costs include all costs incurred directly by The Company, costs associated with the administration of La Guitarra and Rule Nevada.  General and administration expenses for the period ended March 31, 2006 were $394,409 (March 31, 2005 - $376,967).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On March 31, 2006 the Company had cash reserves of $1,936,916, current assets of $3,764,934 and net working capital of $2,245,947 (December 31, 2005 - $968,827).  Subsequent to March 31, 2006 the Company received gross proceeds of $991,493 from the exercise of 68,750 stock options and 597,334 warrants.  The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations and current expansion plans.

In order to implement long term plans for the Temascaltepec Mining District and take advantage of other business opportunities, the Company may need to raise additional funds.  At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity.  As in many small resource companies, cash flows are directly affected by the success and failure of exploration and development work. Until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing.  No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the three months ended March 31, 2006 consulting and management fees paid to Directors and Officers of the Company amounted to $72,000 (2005 - $96,000).

All sales of mineral concentrate are to Compania Mineral Pena de Bernal S.A. de C.V., a wholly owned subsidiary of Luismin S.A. de C.V., a significant creditor of the Company.

During the three month period ended March 31, 2006 Directors and Officers of the Company exercised 128,016 options at $0.75 each for proceeds of $96,012, 50,000 options at $0.80 for proceeds of $40,000 and 138,110 options at $0.85 for proceeds of $117,393.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements.  In the preparation of its consolidated financial statements the Company uses Canadian Generally Accepted Accounting Principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure.  Estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, of which 27,299,147 were outstanding on March 31, 2006.  On December 31, 2005 the Company had options to purchase 2,472,000 Common Shares and warrants to purchase 5,672,909 Common Shares outstanding.

Outlook

During fiscal 2006 the Company will continue to expand the San Rafael Mine and develop new reserves in La Guitarra Mine.  Exploration will focus on targets near existing infrastructure with high potential for success.  The Company will explore the option of reopening the Nazareno Mine and Mina de Agua as well as exploiting easily accessed outcrops at surface.

During the second quarter the Company’s Management plans to add a second mill shift and begin increasing production from the current 145 tonnes per day to over 200 tonnes per day.  Initially some additional mill feed will come from stockpiles and lower grading lower cost areas of the Mines which may reduce average ore grades.  Management feels that the current environment of high metals prices combined with excess mill capacity presents an opportunity to economically exploit lower grade lower cost ore.  Average milled grades are expected to initially drop, stabilize and then increase as more new areas of the Mines are brought into production.

Management believes that demand for silver and gold will support current prices and has no plans to hedge production at this time. By focusing on Mexico, the Company feels it will be able to benefit from any US Dollar appreciation in metals prices while the strong positive correlation between the US dollar and Mexican peso will provide some protection from rising real costs.

The Company continues to pursue the acquisition of producing or near production stage assets, but believes any acquisition must be accretive.  Management believes the Temascaltepec District has significant potential for increased production and the discovery of additional resources.  La Guitarra provides a strong platform from which to grow the Company through expansion, acquisition or both.